December 2, 2016

VIA EDGAR TRANSMISSION

Nicholas P. Panos, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	NXP Semiconductors N.V.
Schedule 14D-9
Filed November 18, 2016
File No. 005-85657

Dear Mr. Panos:

I am writing on behalf of NXP Semiconductors N.V. (“NXP” or the “Company”), in response to the letter from the Staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission dated November 22, 2016 (the “Comment Letter”) relating to the above-referenced Schedule 14D-9 (together with any supplements and amendments thereto, the “Schedule 14D-9”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Concurrently with this letter, the Company is filing Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”) which reflects revisions made to the Schedule 14D-9 in response to the comments of the Staff. Unless otherwise noted, the page numbers in the bold headings and the responses below refer to pages in the Schedule 14D-9. Capitalized terms used but not defined herein have the meaning given to such terms in the Schedule 14D-9.

Nicholas P. Panos, Esq.

December 2, 2016

Item 4. Solicitation or Recommendation

(a) Solicitation or Recommendation, page 16

1.	The disclosure indicates that members of the NXP Board present at the meeting duly and unanimously recommended that NXP shareholders accept the Offer. Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that the “filing person” and “subject company,” respectively, provide the required disclosures. Please revise to expressly state the subject company’s position with respect to the offer or alternatively clarify that the Board’s recommendation is being made on behalf of NXP. See Item 1000(f) of Regulation M-A for a definition of the term “subject company” in the context of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify that the NXP Board’s recommendation is being made on behalf of the Company. Please refer to Amendment No. 1.

2.	We noticed the disclosure that the “NXP Board considered certain factors…” Item 4 of Schedule TO and corresponding Item 1012(b) of Regulation M-A, however, require that reasons, as distinguished from factors, be disclosed. Note also that conclusory statements are not considered sufficient disclosure. Please revise.

Response: In response to the Staff’s comment, the Company has revised its disclosure to indicate that the NXP Board considered reasons, rather than factors. Please refer to Amendment No. 1.

Item 8. Additional Information

(d) Certain NXP Management Projections, page 44

3.	We note this section appears to include non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered the requirements of Rule 100(a)(2) of Regulation G, which provides that the reconciliation of non-GAAP financial information shall be quantitative for forward-looking information to the extent available without unreasonable efforts. The Company advises the Staff that the assumptions underlying the non-GAAP financial measures, and the non-GAAP financial measures themselves, presented as part of the prospective financial information under “Item 8. Addition Information (d) Certain NXP Management Projections” (the “Projections”) are forward-looking in nature. The Projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, market and financial conditions, changes to the Company’s business, financial condition or results of operations, and other matters. Reconciliation of these non-GAAP financial measures to the most comparable GAAP financial measure would require the Company to generate forecasts of each of the components of the reconciliation through 2022. This would be a speculative exercise due to the high degree of variability and volatility of certain components and the uncertainty of future events beyond the Company’s reasonable control and would not be possible without unreasonable efforts. The

Nicholas P. Panos, Esq.

December 2, 2016

resulting reconciliation would produce disclosure that is not only imprecise but also would potentially be misleading to the Company’s shareholders (especially in light of the fact that neither the NXP Board nor the Company’s financial advisor, Qatalyst Partners LP, relied on any such reconciliation).

More specifically, in order to calculate the most comparable GAAP financial measure to the non-GAAP financial measures presented for each annual period (Non-GAAP Gross Margin, EBITDA, Non-GAAP Operating Margin, Non-GAAP Operating Income and Unlevered Free Cash Flow), the Company would need to quantify for each relevant year, each of the following items that were excluded when determining the non-GAAP financial measures: stock based compensation expense, merger-related costs, purchase price accounting effects, amortization expense of acquisition-related intangibles, asset impairment charges, restructuring charges and gains or losses relating to sales of assets. For example, stock based compensation is contingent upon the Company’s future stock price and outstanding equity awards, neither of which is information the Company can reasonably predict or quantify without unreasonable efforts. In addition, like merger-related costs, purchase price accounting effects and the expense associated with the amortization of acquisition-related intangibles vary widely in amount and frequency and are significantly impacted by the timing and nature of the Company’s acquisitions.

Each of the foregoing line items and each of such line item’s variability from one period to another may be significant. As a result, though it was possible to forecast Non-GAAP Gross Margin, EBITDA, Non-GAAP Operating Margin, Non-GAAP Operating Income and Unlevered Free Cash Flow for the forecast period, it would be impracticable to forecast the most comparable GAAP financial measures with any degree of reasonable reliability due to the variability and volatility of these components of the reconciliation.

Therefore, because the reconciliation of the forward-looking non-GAAP financial measures presented to the most comparable GAAP financial measures cannot be created without unreasonable efforts, and would potentially be misleading to the Company’s shareholders, for the reasons described above, the Company respectfully submits that such reconciliation is not required in accordance with Rule 100(a)(2) of Regulation G.

Finally, the Company notes Staff guidance indicating that it must identify the information that is unavailable under the “unreasonable efforts” exception and disclose its probable significance. Please note that the Company has revised its disclosure to provide this information. Please refer to Amendment No. 1.

4.	We note your statement on page 48 that “[n]either the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.” You may not disclaim responsibility for your disclosure given the attestation that accompanies the signature on the schedule. Please revise. See Rule 14d-102, which rule makes clear that the person signing the Schedule 14D-9 is representing, after due inquiry and to the best of his or her knowledge and belief, that the information set forth in the schedule is true, complete and correct.

Nicholas P. Panos, Esq.

December 2, 2016

Response: In response to the Staff’s comment, the Company has revised its disclosure to remove the statement that “Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.” Please refer to Amendment No. 1.

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at +31-40-2728686.

Very truly yours, NXP SEMICONDUCTORS N.V.

By:	/s/ Dr. Jean A.W. Schreurs
Name:	Dr. Jean A.W. Schreurs
Title:	SVP and Chief Corporate Counsel

cc:	Kenton J. King, Esq.
Allison R. Schneirov, Esq.
Alexandra J. McCormack, Esq.